UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM 12b-25


                          NOTIFICATION OF LATE FILING


(Check One): [ ] Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-QSB
             [ ] Form N-SAR   [ ] Form N-CSR

                       For Period Ended: DECEMBER 31, 2007


                      [ ] Transition Report on Form 10-K
                      [ ] Transition Report on Form 20-F
                      [ ] Transition Report on Form 11-K
                      [ ] Transition Report on Form 10-Q
                      [ ] Transition Report on Form N-SAR

                For the Transition Period Ended: NOT APPLICABLE


NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                        PART I - REGISTRANT INFORMATION


                             WORLDSTAR ENERGY CORP.
                            _______________________
                            Full Name of Registrant


                                 NOT APPLICABLE
                           _________________________
                           Former Name if Applicable


                     1177 WEST HASTINGS STREET, SUITE 1901
           _________________________________________________________
           Address of Principal Executive Office (Street and Number)


                  VANCOUVER, BRITISH COLUMBIA, CANADA V6E 2K3
                  ___________________________________________
                            City, State and Zip Code

                       PART II - RULES 12b-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K, Form N-SAR of Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the
[X] prescribed due date; or the subject quarterly report or transition report on Form 10-QSB or subject distribution report on Form 10-D, or portion thereof, will be filled on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              PART III - NARRATIVE


State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-QSB, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.


Management was unable to obtain certain of the business information necessary to complete the preparation of the Company's Form 10-QSB for the period ended December 31, 2007 and the review of the report by the Company's auditors in time for filing. Such information is required in order to prepare a complete filing. As a result of this delay the Company is unable to file its interim report on Form 10-QSB within the prescribed time period without unreasonable effort or expense. The Company expects to file within the extension period.


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


                          PART IV - OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification.

     Michael W. Kinley                604                          408-7488
     _________________            ___________                 __________________
          (Name)                  (Area Code)                 (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes     [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [ ] Yes     [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                             WORLDSTAR ENERGY CORP.
                  ____________________________________________
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: February 14, 2008       By: /s/ MICHAEL W. KINLEY
                                  ___________________________
                                      Michael W. Kinley
                                      Chief Financial Officer


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